Filed Pursuant to Rule 433
Registration No. 333-136815-01
Free Writing Prospectus dated October 7, 2008
PRICING TERM SHEET

Issuer:	The Detroit Edison Company
Security:	2008 Series J 6.40% Senior Notes due 2013
Size:	$250,000,000
Maturity Date:	October 1, 2013
Coupon:	6.40%
Yield:	6.462%
Interest Payment Dates:	April 1 and October 1, commencing April 1, 2009
Price to Public:	99.742%
Spread to Benchmark Treasury:	+400 bps
Benchmark Treasury:	3.125% due September 30, 2013
Benchmark Treasury Yield:	2.462%
Make-whole call:	At any time at a discount rate of Treasury plus 50 bps
Expected Settlement Date:	T+3; October 10, 2008
CUSIP:	250847 EE6
Anticipated Ratings:	A3 by Moody’s Investors Service, Inc., A- by Standard & Poor’s Ratings Services and A- by Fitch Ratings

Joint Book-Running Managers:	Barclays Capital Inc.
Citigroup Global Markets Inc.
Greenwich Capital Markets, Inc.
Scotia Capital (USA) Inc.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-227-2275, Ext. 2663, Citigroup Global Markets Inc. toll-free at 1-877-858-5407, Greenwich Capital Markets, Inc. toll-free at 1-866-884-2071 or Scotia Capital (USA) Inc. toll-free at 1-800-372-3930.